Via Facsimile and U.S. Mail
Mail Stop 4720

June 11, 2009

Kriss Cloninger III
President, Chief Financial Officer, and Treasurer
Aflac Incorporated
1932 Wynnton Road
Columbus, GA 31999

Re: Aflac Incorporated
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 20, 2009
     File Number: 001-07434

Dear Mr. Cloninger:

We have reviewed your April 8, 2009 response to our March 30, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities, page 38

1.   We note your response to comment one which states that the shares were not issued pursuant to an effective registration statement or a valid exemption. Please note that the subsequent filing of a registration statement does not register the issuance of shares that were previously issued. Please tell us what, if anything, you have done or plan to do in terms of providing risk factor disclosure and recording a contingent liability.

Managements's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates
Investments, page 42

2.   Please refer to your response to comment two and your revised disclosures. For your sensitivity analysis, please revise your proposed disclosure to clarify whether the changes shown are reasonably likely scenarios and how they were determined to be reasonably likely. If they are not reasonably likely changes, then revise the disclosure to include what the reasonably likely changes would be.

Analysis of Financial Condition
Composition by Credit Rating, page 77

3.   Please refer to your response to comment three. Please revise your disclosure to clarify that your direct and indirect exposure to third party guarantors is immaterial.

3. Investments, page 116

4.   Please refer to your response to comment five and your revised disclosures. Please revise your disclosure to discuss the factors that you considered to support the fact that there were no adverse business, financial, or economic conditions that would indicate that FMCC is not likely to have the capacity to meet their financial commitments.

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments two through four. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions regarding comment one. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant